NEWS RELEASE

Canarc Arranges CA$1 Million Private Placement Financing

Vancouver, Canada – June 25, 2007 - Canarc Resource Corp. (TSX: CCM: OTC-BB: CRCUF, DBFrankfurt: CAN) announces that it has arranged a non-brokered private placement equity financing for up to CA$1 million.

The private placement consists of up to 2,000,000 units priced at CA$0.52 each for gross proceeds of up to CA$1,040,000. Each unit consists of one common share and one half of a share purchase warrant. Each full warrant is exercisable to purchase an additional common share at an exercise price of CA$0.65 for a one year period.

A 6% finders’ fee is applicable to a portion of the private placement. The units will be subject to the standard four month hold period (and a US legend for American subscribers only).  Canarc will use the net proceeds to explore its Providencia/Los Arrastres and Santiago gold projects in Mexico, to acquire additional gold properties in Mexico, and for working capital.

Canarc also announces that shareholders re-elected the Board of Directors at the Annual General Meeting of the Company held on June 12, 2007 in Vancouver, BC.

Canarc Resource Corp. is a growth-oriented, gold exploration company listed on the TSX (symbol CCM) and the OTC-BB (symbol CRCUF).  The Company’s New Polaris gold project in north-western British Columbia is one of the largest undeveloped high grade gold deposits in Western Canada.  Canarc is currently focused on advancing New Polaris to the feasibility stage and acquiring attractive near-term gold exploration and mining projects in Mexico.  Barrick Gold Corp. is a shareholder.

CANARC RESOURCE CORP.

Per:

/s/ Bradford J. Cooke

Bradford J. Cooke

Chairman and C.E.O.

For more information, please contact Gregg Wilson at Toll Free: 1-877-684-9700, tel: (604) 685-9700, fax: (604) 685-9744, email: invest@canarc.net or visit our website, www.canarc.net.  The TSX has neither approved nor disapproved the contents of this news release.

CAUTIONARY DISCLAIMER – FORWARD LOOKING STATEMENTS

Certain statements contained herein regarding the Company and its operations constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995.  All statements that are not historical facts, including without limitation statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, are “forward-looking statements”.  We caution you that such “forward looking statements” involve known and unknown risks and uncertainties that could cause actual results and future events to differ materially from those anticipated in such statements.  Such risks and uncertainties include fluctuations in precious metal prices, unpredictable results of exploration activities, uncertainties inherent in the estimation of mineral reserves and resources, fluctuations in the costs of goods and services, problems associated with exploration and mining operations, changes in legal, social or political conditions in the jurisdictions where the Company operates, lack of appropriate funding and other risk factors, as discussed in the Company’s filings with Canadian and American Securities regulatory agencies.  The Company expressly disclaims any obligation to update any forward-looking statements.  We seek safe harbour.